UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Green Plains Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number)

Michelle S. Mapes

Green Plains Inc.

1811 Aksarben Drive

Omaha, NE 68106

(402) 884-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 393221106	13D	Page 1 of 4 pages

1	Names of Reporting Persons Green Plains Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,586,548
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,586,548
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,586,548
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.8%
14	Type of Reporting Person CO

CUSIP No. 393221106	13D	Page 2 of 4 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 9, 2015 (as amended to date, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Green Plains Partners LP, a Delaware limited partnership (the “Issuer” or the “Partnership”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by Green Plains Inc. (“Green Plains” or the “Reporting Person”). The principal business address of the Reporting Person and each of the Covered Individuals (as defined below) is 1811 Aksarben Drive, Omaha, Nebraska 68106.

Green Plains is a publicly traded Iowa corporation. The name, present principal occupation and citizenship of each director and executive officer of Green Plains (the “Green Plains Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Green Plains.

The principal business of the Reporting Person is the production, marketing and distribution of ethanol, distillers grains and corn oil with its business operations and the investment in interests in the Partnership.

In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 3, 2023, Green Plains submitted a non-binding proposal to the Issuer to acquire all of the outstanding Common Units in the Issuer not already owned by Green Plains and its affiliates pursuant to a stock-for-unit exchange that would result in the Issuer becoming a direct, wholly owned subsidiary of Green Plains (the “Transaction”). Green Plains proposes to effect the Transaction at a fixed exchange ratio of 0.3913 Green Plains shares for each outstanding publicly held Common Unit, which represents a value of $13.08 per Common Unit as of May 3, 2023. The Reporting Person can provide no assurances that a definitive agreement relating to the Transaction, or any other proposal by or transaction with Green Plains, will be entered into with the Issuer.

CUSIP No. 393221106	13D	Page 3 of 4 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 11,586,548 Common Units

•	Percent of Class: 49.8%

•	Number of Common Units the Reporting Person has:

o	Sole power to vote or direct the vote: 11,586,548

o	Shared power to vote: 0

o	Sole power to dispose or direct the disposition of: 11,586,548

o	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 23,246,822 Common Units outstanding as of April 28, 2023.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Units.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

EXHIBIT A  Directors, Managers and Executive Officers of Green Plains

EXHIBIT F   Green Plains Inc. Proposal

CUSIP No. 393221106	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2023

Green Plains Inc.

By:	/s/ Michelle S. Mapes
Name:	Michelle S. Mapes
Title:	Chief Legal and Administration Officer and Corporate Secretary